Exhibit 99.354

Nextech AR Announces Appointment of Bradley Gittings as New Vice President, Investor Relations

Vancouver, B.C – September 2nd, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (NEO: NTAR.NE) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) is pleased to announce the appointment of its new Vice President of Investor Relations, Bradley Gittings. Bradley has over twenty years of experience in investments, capital markets and investor relations. He began his career in equity research and has also led international fund distribution for two of Chile’s largest domestic financial institutions (LarrainVial and EuroAmerica). His investor relations experience includes the formation of IR programs for Hitachi Data Systems (HDS), as well as for Altiris Inc. which was acquired by Symantec Corp. for $830 Million USD in 2007.

In 2016, Bradley co-founded Agama Partners, a capital advisor, industry research organization and co-developer of agriculture investments in Latin America. He built the group’s industry research services, while also overseeing investor relationships. Agama has led numerous projects for U.S. and European pension advisors as well as for some of North America's largest fruit growers, helping them to invest in Chilean and Peruvian agriculture industries. Bradley will maintain an advisory role with Agama Partners.

Nextech’s rapid growth in the past eighteen months has generated significant interest in the Company from institutional and high net worth investors, as well as from its base of retail investors. With Bradley’s hiring, the company is creating an institutional class IR program, which will enable Nextech to better communicate its story to an expanding and more diverse investor audience.

“Nextech’s growing suite of augmented reality solutions are attracting a lot of attention, not only from customers but also from investors and analysts. Bradley’s experience and success in building IR programs that respond to investor and financial analyst expectations will enable us to communicate to both retail and institutional investors,” said Evan Gappelberg, Founder and CEO of the Company.

Bradley has a bachelor’s degree from the University of California at Berkeley and is a member of the Canadian Investor Relations Institute.

Share Option Grant
The Company has granted 60,000 stock options to employees and consultants for the right to purchase up to an aggregate of 60,000 common shares of the Company (the “Options”). The Options vest over three years, at a price of $2.14 per share, being the closing price of the last trading day prior to the date of grant. All Options were granted in accordance with the Company's stock option plan.

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About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.